

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2021

Jeffrey Puritt
Chief Executive Officer
TELUS International (Cda) Inc.
Floor 7, 510 West Georgia Street
Vancouver, BC V6B 0M3

      **Re:    TELUS International (Cda) Inc.**
               **Amendment No. 3 to Draft Registration Statement on Form F-1**
               **Exhibit Nos. 10.1, 10.2, 10.3 and 10.4**
               **Submitted December 31, 2020**
               **CIK No. 0001825155**

Dear Mr. Puritt:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                         Sincerely,

                                         Division of Corporation Finance

cc:    Lona Nallengara, Esq.